U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

         (Check One):      [X]  Form 10-K and Form 10-KSB    [  ] Form 11-K
[  ] Form 20-F    [  ] Form 10-Q and Form 10-QSB    [  ] Form N-SAR

         For Period ended           December 31, 1997
                         -------------------------------------------------

[ ] Transition Report on Form 10-K and Form 10-KSB [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q and Form 10-QSB [ ] Transition Report on Form N-SAR

         For the transition period ended

         Read Attached Instruction Sheet Before Preparing Form.
Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I

                             REGISTRANT INFORMATION

         Full name of registrant    World Wide Stone Corporation
                                ------------------------------------------

         Former name if applicable
                                   ---------------------------------------

         Address of principal executive office (Street and Number)

          5236 South 40th Street
         -----------------------------------------------------------------
         City, State and Zip Code   Phoenix, Arizona  85040
                                 -----------------------------------------

                                     PART II

                             RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

         [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [X] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III

                                    NARRATIVE

         On February 18, 1998, the Company dismissed its previous auditor and engaged Arthur Andersen LLP as its independent public accountant. As a result of the change in independent public accountant, the Company's Form 10-KSB for the year ended December 31, 1997 cannot be filed within the prescribed time period without unreasonable effort or expense.

                                     PART IV

                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

        Spencer Cunningham             (602)                  438-1001
        ------------------             -----                  --------
              (Name)               (Area Code)          (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                 [X]  Yes    [ ]  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                 [ ]  Yes    [X]  No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          World Wide Stone Corporation
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date        March 30, 1998                     By  /s/ Spencer Cunningham
     --------------------------------------       -----------------------
                                                  Spencer Cunningham
                                                  Executive Vice President

                                ARTHUR ANDERSEN

                                                           Arthur Andersen LLP
                                                           Suite 300
                                                           501 North 44th Street
                                                           Phoenix, AZ  85008
                                                           602 286-2000


March 30, 1998




Mr. Spencer Cunningham
Executive Vice President
World Wide Stone Corporation
5236 South 40th Street
Phoenix, Arizona 85040

Dear Mr. Cunningham:

This is to confirm that as a result of us not being engaged by World Wide Stone until February 18, 1998, we will be unable to complete the audit of World Wide Stone's financial statements as of and for the yar ended December 31, 1997 by March 31, 1998. With your assistance, we will endeavor to complete said audit so you can file your Annual Report on Form 10-KSB for the year ended December 31, 1997 by April 15, 1998.

Very truly yours,


/s/ Arthur Andersen LLP